Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Nine Months Ended September 30,
	2012	2011	2010	2009	2008	2013	2012
	(in thousands, except ratios)
Fixed Charges:
Interest expense	$119,265	$102,069	$69,534	$41,823	$20,856	$83,309	$89,932
Capitalized interest	—	—	—	—	—	—	—
Portion of rental expense which represents interest factor (1)	1,866	1,676	1,460	640	451	1,351	1,232

Total Fixed Charges	$121,131	$103,745	$70,994	$42,463	$21,307	$84,660	$91,164

Earnings available for fixed charges:
Pretax loss from continuing operations	(190,679)	(63,227)	(24,638)	(48,218)	(27,171)	(75,743)	(34,413)
Distributed equity income of affiliated companies	222	39	15	134	—	—	6
Add: Fixed charges	121,131	103,745	70,994	42,463	21,307	84,660	91,164

Total Earnings available for fixed charges	$(69,326)	$40,557	$46,371	$(5,621)	$(5,864)	$8,917	$56,757

Earnings for the period were insufficient to cover fixed charges by the following amounts:	$(190,457)	$(63,188)	$(24,623)	$(48,084)	$(27,171)	$(75,743)	$(34,407)

Ratio of earnings to fixed charges (2)	NM	NM	NM	NM	NM	NM	NM

(1)	Represents the portion of rental expense deemed to be attributable to interest
(2)	NM - Not meaningful